Filed by Old National Bancorp

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Klein Financial, Inc.

On June 21, 2018, the below talking points prepared in connection with the proposed merger transaction between Old National Bancorp and Klein Financial, Inc. (“Klein”) were provided to employees of Klein and its wholly-owned subsidiary, KleinBank:

Talking Points for in-branch client conversations (for internal use only)

Please tell me more about this partnership announcement.

On June 20, 2018, Old National Bancorp entered into an agreement to partner with Klein Financial, Inc., the holding company for KleinBank. The transaction includes all 18 Klein branches, including this one. The transaction is expected to close in fourth quarter 2018, subject to required regulatory and shareholder approvals and customary closing conditions.

Tell me about Old National Bank.

Old National Bank (“Old National”) is a secure, FDIC-insured community bank that entered the state of Minnesota in late 2017 through its partnership with the former Anchor Bank. Old National is deeply committed to the state of Minnesota and specifically to the Twin Cities.

Headquartered in Evansville, Ind., Old National has a 184-year legacy of serving families, businesses and communities. With $17.5 billion in assets ($19.5 billion at the completion of this partnership), it ranks among the top 100 banking companies in the U.S. and has been recognized as a World’s Most Ethical Company by the Ethisphere Institute for seven consecutive years. Since its founding in 1834, Old National has focused on community banking by building long-term, highly valued partnerships with clients. In addition to Minnesota, Old National’s footprint includes Indiana, Kentucky, Michigan and Wisconsin. Old National provides extensive services in retail and commercial banking, comprehensive wealth management, investments and brokerage services, and capital markets products.

Why did Klein Bank decide to partner with Old National?

Old National is a premier community bank whose vision, core values and approach to customer service align exceptionally well with ours. We both share a special commitment to community leadership and valuing our employees. When you combine Old National’s financial stability and existing presence in the Twin Cities with a culture of strong ethics, values and a commitment to social responsibility, the benefits to our customers, employees and communities are tremendous. Therefore, partnering with Old National is the right thing to do to build on the legacy that the Klein Family, KleinBank and our employees have built.

Why did Old National seek this partnership?

Coupled with Old National’s recent partnership with Anchor Bank-MN, this additional partnership will effectively double the bank’s presence in—and commitment to—the Twin Cities market while also combining the strength of two exceptional banking teams. Once the partnership is completed, this will also will give our customers twice as many branches from which to choose and will truly position Old National as a bank of choice in the Twin Cities.

When will my accounts change?

Absolutely nothing is changing right now. We are still KleinBank, and you should continue to bank as you always have (same checks, same locations, same ATMs). You can also expect to see the same faces you’ve become accustomed to seeing.

Talking Points for in-branch client conversations (for internal use only)

Old National is committed to clearly communicating any changes that may be made to your accounts. As we approach the closing of the proposed transaction and subsequent branch conversion, some changes may be made. We promise that we will work very hard to ensure the process is as smooth and seamless as possible for you.

When will the conversion occur?

We anticipate that our branches will convert to Old National Banking Centers in the 2nd Quarter of 2019.

Will you still be my banking partner?

Yes, once this branch transitions to Old National, you can still expect to see the same friendly faces and to receive the same dedicated, one-on-one customer service that you have grown accustomed to.

Will this branch be closing?

We continually evaluate our branch network to ensure we have the best possible distribution for our clients.

Is my money safe? If I have $250,000 here and $250,000 at Old National are my deposits covered at both places?

If your combined balances at both banks are less than or equal to $250,000, then your deposits are fully insured. If your combined balances are greater than $250,000, then your FDIC coverage may become affected upon completion of the proposed transaction. The coverage is dependent on how your accounts are titled. Let’s review your deposits at each bank (access www.FDIC.gov for the deposit evaluator to determine FDIC coverage).

Can I go to an Old National banking center to make a deposit today?

No, for the near future you will continue to bank as you do today. We’ll continue to take care of your banking needs here. Our online banking system and all of our telephone numbers are also still the same. At a later date we will let you know how you can take advantage of the ability to bank at any Old National banking center, as well as at oldnational.com.

Will this change your commitment to the community?

Absolutely not. Old National shares our commitment to community investment and community service, which is one of the reasons we sought this partnership. In fact Old National is a former recipient of the Points of Light Corporate Engagement Award for Excellence, arguably the highest recognition of corporate volunteer service and community engagement. And Old National associates are encouraged and empowered to volunteer their time in the community.

Talking Points for in-branch client conversations (for internal use only)

Additional Information for Employees that are Shareholders

Communications in this letter and the documents enclosed herewith do not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger, Old National Bancorp (“ONB”) will file with the SEC a Registration Statement on Form S-4 that will include a Proxy Statement of Klein Financial, Inc. (“Klein”) and a Prospectus of ONB, as well as other relevant documents concerning the proposed merger. Shareholders are urged to read the Registration Statement and the Proxy Statement/Prospectus regarding the merger when it becomes available and any other relevant documents filed with the Securities and Exchange Commission (“SEC”), as well as any amendments or supplements to those documents, because they will contain important information. A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about ONB and the proposed merger with Klein, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from ONB at www.oldnational.com under the tab “Investor Relations” and then under the heading “Financial Information.”

ONB and Klein and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Klein in connection with the proposed merger. Information about the directors and executive officers of ONB is set forth in the proxy statement for ONB’s 2018 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 5, 2018. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements about the expected timing, completion, financial benefits and other effects of the proposed merger between ONB and Klein. Forward-looking statements can be identified by the use of the words “anticipate,” “believe,” “expect,” “intend,” “could” and “should,” and other words of similar meaning. These forward-looking statements express management’s current expectations or forecasts of future events and, by their nature, are subject to risks and uncertainties and there are a number of factors that could cause actual results to differ materially from those in such statements. Factors that might cause such a difference include, but are not limited to: expected cost savings, synergies and other financial benefits from the proposed merger might not be realized within the expected time frames and costs or difficulties relating to integration matters might be greater than expected; the requisite regulatory approvals for the proposed merger might not be obtained; satisfaction of other closing conditions; delay in closing the proposed merger; the reaction to the transaction of the companies’ customers and employees; market, economic, operational, liquidity, credit and interest rate risks associated with ONB’s and Klein’s businesses; competition; government legislation and policies (including the impact of the Dodd-Frank Wall Street Reform and Consumer Protection Act and its related regulations); ability of ONB and Klein to execute their respective business plans (including integrating the ONB and Klein businesses); changes in the economy which could materially impact credit quality trends and the ability to generate loans and gather deposits; failure or circumvention of our internal controls; failure or disruption of our information systems; significant changes in accounting, tax or regulatory practices or requirements; new legal obligations or liabilities or unfavorable resolutions of litigations; other matters discussed in this press release and other factors identified in ONB’s Annual Report on Form 10-K and other periodic filings with the SEC. These forward-looking statements are made only as of the date of this press release, and neither ONB nor Klein undertakes an obligation to release revisions to these forward-looking statements to reflect events or conditions after the date of this press release.